 **Inland Real Estate Corporation**

Supplemental Financial Information

For the Three and Twelve Months Ended
December 31, 2008

2901 Butterfield Road
Oak Brook, Illinois 60523
Telephone: (630) 218-8000
Facsimile: (630) 218-7357
www.inlandrealestate.com

Inland Real Estate Corporation
Supplemental Financial Information
For the Three and Twelve Months Ended December 31, 2008

TABLE OF CONTENTS

This supplemental financial information contains forward-looking statements. Forward-looking statements are statements that are not historical, including statements regarding management's intentions, beliefs, expectations, representations, plans or predictions of the future, and are typically identified by such words as "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should" and "could." The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. There are numerous risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. Please refer to the documents filed by Inland Real Estate Corporation with the SEC, specifically the Company's Annual Report on Form 10-K for the year ended December 31, 2007, for a more complete discussion of these risks and uncertainties. Inland Real Estate Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, IL 60523
(888) 331-4732
www.inlandrealestate.com

 **News Release**

Inland Real Estate Corporation (Investors/Analysts):   Inland Communications, Inc. (Media):
Dawn Benchelt, Investor Relations Director   Matthew Tramel, Media Relations Director
(630) 218-7364   (630) 218-8000 x4896
benchelt@inlandrealestate.com   tramel@inlandgroup.com

Inland Real Estate Corporation
Reports Fourth Quarter and Year 2008 Results

OAK BROOK, IL (February 12, 2009) – Inland Real Estate Corporation (NYSE: IRC) today announced financial and operational results for the fourth quarter and year ended December 31, 2008.

Quarter and Year 2008 Key Points

- Funds from Operations (FFO) per share were $0.26 for the fourth quarter and $1.33 for the twelve months ended December 31, 2008, representing decreases of 27.8 percent and 7.0 percent, respectively, from the comparable periods in 2007.

  Excluding non-cash charges during 2008 to record the other than temporary decline in value of certain investment securities, FFO per share increased 8.3 percent to $0.39 for the fourth quarter and 5.6 percent to $1.51 for the twelve months ended December 31, 2008.

- Total portfolio average base rents on renewal leases increased 18.4 percent over expiring rates in fourth quarter while new lease spreads declined slightly by 0.6 percent; Year 2008 average base rents on new and renewal leases for the total portfolio increased 12.3 percent and 10.8 percent, respectively, over expiring rates; solid leasing volumes recorded for full year, with 295 leases signed for rental of 1.8 million aggregate square feet, a 37.3 percent increase in square feet leased over 2007.

- Fee income from unconsolidated joint ventures was $1.6 million for the quarter and $5.6 million for 2008, representing increases of 41.5 percent and 29.9 percent, respectively, over comparable prior year periods.

- Company reduced outstanding debt and further solidified financial position in fourth quarter by repurchasing $15.5 million in principal amount of its convertible senior notes at discount to original face amount.

Financial Results
The Company reported that for the fourth quarter of 2008, FFO, a widely-accepted supplemental non-GAAP measure of performance for real estate investment trusts (REITs), was $17.5 million, a decrease of 26.6 percent compared to $23.8 million for the three months ended December 31, 2007. On a per share basis, FFO was $0.26 (basic and diluted) for the quarter, a decrease of 27.8 percent from $0.36 in the fourth quarter of 2007. The decrease in FFO was primarily due to a non-cash charge of $8.4 million, or $0.13 per share, to record the other than temporary decline in value of certain investment securities. The continued deterioration of the equity markets necessitated a significantly larger than expected non-cash charge for the impairment of investment securities in the fourth quarter.

The non-cash charge of $8.4 million for the securities portfolio was partially offset by gains of $4.5 million on extinguishment of debt related to the Company's repurchase of $15.5 million in principal amount of its convertible senior notes during the quarter.

Net income was $3.2 million for the fourth quarter of 2008, a decrease of 71.7 percent from net income of $11.4 million for the three months ended December 31, 2007. On a per share basis, net income was $0.05 (basic and diluted) for the quarter, a decrease of 70.6 percent compared to $0.17 per share for the same three-month period in 2007.

FFO decreased 6.0 percent to $88.0 million for the year ended December 31, 2008, from $93.7 million for the prior year. FFO per share (basic and diluted) for the year was $1.33, a decrease of 7.0 percent from $1.43 for 2007. The decrease in FFO for the year ended December 31, 2008 was primarily due to aggregate non-cash charges of $12.0 million, or $0.18 per share, to record the other than temporary decline in value of certain investment securities. The decrease was partially offset by the $3.2 million deferred partnership gain recognized upon repayment of the related mortgage receivable in the second quarter and the aforementioned $4.5 million gain on extinguishment of debt.

Net income was $33.3 million for the year ended December 31, 2008, a decrease of 24.0 percent from net income of $43.8 million for the prior year. Net income per share was $0.50 (basic and diluted) for the year, a decrease of 25.4 percent from $0.67 per share for the year ended December 31, 2007.

Reconciliations of FFO to net income and FFO per share to net income per share are provided at the end of this press release.

"A deeply distressed economy and volatility in the equity markets impacted our results for the quarter and the year, for which we are clearly disappointed," said Mark Zalatoris, president and chief executive officer of Inland Real Estate Corporation. "However, throughout a difficult market environment we have focused on maximizing portfolio operations while taking steps to strengthen our financial position. Total portfolio lease execution was solid, with 1.8 million square feet of gross leasable area signed for the year. In addition, we delivered rental rate increases of more than 12 percent on new leases and nearly 11 percent on renewal leases for the total portfolio. During the year we also tapped established lending relationships to secure a $140 million term loan and we renewed our $155 million credit line."

Zalatoris added, "Given market conditions expected in 2009, our top priorities will remain effective portfolio management and balance sheet strength. The access to capital of all types will continue to be a primary goal as we address future year debt maturities and existing investment requirements, particularly those in our development joint ventures. Looking ahead, we believe that our platform of value and necessity retail will continue to provide an attractive long-term investment opportunity throughout market cycles."

Portfolio Performance
For the quarter, the Company generated total revenues of $45.7 million, a decrease of 3.3 percent from $47.3 million recorded in the fourth quarter of 2007. Revenues for the quarter were lower primarily due to decreases in rental income and tenant recoveries related to certain big-box tenant bankruptcies. These decreases were partially offset by rental income from properties acquired through the Company's joint venture with Inland Real Estate Exchange Corporation (IREX). Rental income from properties acquired through the IREX joint venture is recorded as consolidated income until those properties become unconsolidated with the first sales of interests to 1031 exchange investors.

Total revenues for the year ended December 31, 2008 increased 2.5 percent to $191.5 million from $186.8 million in the prior year. The increase in revenues for 2008 was primarily due to an increase in fee income from unconsolidated joint ventures of 29.9 percent to $5.6 million and rental income from IREX joint venture properties that were included in the consolidated portfolio during the period.

The Company evaluates its overall portfolio by analyzing the operating performance of properties that have been owned and operated for the same three and twelve-month periods during each year. A total of 124 of the Company's investment properties satisfied this criterion during these periods and are referred to as "same store" properties.

Same store net operating income (excluding the impact of straight-line and intangible lease rent) for the quarter was $30.1 million, a decrease of 2.9 percent compared to $31.0 million in the fourth quarter of 2007. Same store net operating income for the quarter decreased due to vacancies created by certain big-box tenant bankruptcies, and was partially offset by a decrease in real estate tax expense compared to the prior year period. Same store operating income for the year ended December 31, 2008 was $122.2 million, on par with fiscal year 2007. Same store net operating income for the year was impacted primarily by the loss of income related to certain big-box vacancies, and partially offset by leasing gains achieved during the year.

As of December 31, 2008, financial occupancy for the Company's same store portfolio was 93.2 percent, compared to 94.1 percent as of September 30, 2008, and 95.1 percent as of December 31, 2007.

Leasing
For the three months ended December 31, 2008, the Company executed a total of 49 leases aggregating 205,024 square feet of gross leasable area (GLA). This included 37 renewal leases comprising 98,820 square feet of GLA with an average rental rate of $20.50 per square foot, representing an 18.4 percent increase over the average expiring rate. The 11 new leases signed during the quarter comprise 103,454 square feet of GLA with an average rental rate of $12.86 per square foot, a slight decrease of 0.6 percent over the average expiring rate of $12.93 per square foot.

For the full year 2008, the Company executed a total of 295 leases for the total portfolio aggregating 1.8 million square feet of GLA. A total of 212 renewal leases were signed comprising 1.3 million square feet of GLA with an average rental rate of $12.70 per square foot, and representing a 10.8 percent increase over the expiring rate. In addition, 64 new leases were executed during the year comprising 422,803 square feet of GLA with an average rental rate of $13.69 per square foot, and representing a 12.3 percent increase over the average expiring rate. Nineteen non-comparable leases were signed during the year, comprising 138,595 square feet of GLA with an average base rent of $13.75 per square foot.

As of December 31, 2008, the Company's total portfolio was 94.1 percent leased, compared to 94.8 percent leased as of September 30, 2008, and 95.6 percent leased as of December 31, 2007. Financial occupancy for the total portfolio was 93.2 percent as of December 31, 2008, compared to 94.0 percent for the total portfolio as of September 30, 2008, and 95.2 percent as of December 31, 2007. The decrease in leased and financial occupancy from the prior quarter and fourth quarter of 2007 is attributed primarily to vacancies created by certain big-box tenant bankruptcies.

EBITDA, Balance Sheet, Market Value and Liquidity
Earnings before interest, taxes, depreciation and amortization (EBITDA) was $39.7 million for the quarter, an increase of 7.2 percent compared to $37.0 million for the fourth quarter 2007. For the year ended December 31, 2008, EBITDA was $154.3 million, an increase of 2.4 percent compared to $150.6 million for the prior year. A definition and reconciliation of EBITDA to income from continuing operations is provided at the end of this news release.

EBITDA coverage of interest expense was 2.8 times for the three months ended December 31, 2008, compared to 2.7 times reported for the prior quarter and 2.6 times reported for the fourth quarter of 2007. The Company has provided EBITDA and related non-GAAP coverage ratios as supplemental disclosure because the Company believes such disclosure provides useful information regarding its ability to service and incur debt.

As of December 31, 2008, the Company had an equity market capitalization of $863.1 million and $1.1 billion of total debt outstanding (including the pro-rata share of debt in unconsolidated joint ventures) for a total market capitalization of approximately $2.0 billion and a debt-to-total market capitalization of 56.8 percent. Including the convertible notes, 70.1 percent of consolidated debt bears interest at fixed rates. As of December 31, 2008, the weighted average interest rate on this debt was 4.9 percent.

The Company took actions during 2008 to further solidify its financial position. This included entering into two lending agreements and proactively managing debt maturities. In April the Company renewed for three years its existing line of credit facility and negotiated an expanded capacity of $155.0 million with a lending group of five banks. As of December 31, 2008, the Company had $52.0 million outstanding on its unsecured line of credit facility. The Company uses the line of credit facility primarily for joint venture activities and certain debt maturities. In September the Company secured a $140.0 million two-year term loan and utilized the net proceeds to retire remaining 2008 maturities and pay down the outstanding balance on its line of credit facility. In addition, during the quarter the Company repurchased a total of $15.5 million in principal amount of its convertible senior notes at a discount to the original face amount. Subsequent to the debt repurchase, $164.5 million in principal amount of the convertible notes remains outstanding.

Joint Venture Activity
The Company's IREX joint venture was established in 2006 as a valuable means to enhance growth. The Company earns fees for sourcing properties for the joint venture as interests are sold to 1031 exchange investors, and then managing the assets on behalf of investors. Fee income from the IREX joint venture increased 32.5 percent to $3.2 million for fiscal year 2008.

As of July 2008, the Company had recovered through sales of interests to 1031 exchange investors all capital deployed in 2007 to acquire properties for the IREX joint venture. During 2008, the Company utilized capital recovered through such sales and/or its line of credit facility to acquire six assets for the venture. The 2008 IREX joint venture acquisitions included Fox Run Square, a 143,512 square foot grocer-anchored shopping center in Naperville, IL, purchased by the Company in January for $23.2 million and contributed to the venture in the second quarter. Subsequent to the close of fiscal year 2008, the joint venture closed on sales to 1031 exchange investors of all remaining interests in Fox Run Square. During the second quarter, the Company also acquired for $5.6 million an 18,018 square foot single-tenant office property in Merrillville, IN, leased to the University of Phoenix. In addition, during the third quarter the Company contributed $60.8 million in cash to acquire four office buildings aggregating 839,807 square feet in sale-leaseback transactions with Bank of America for an aggregate purchase price of $152.6 million, including $90.3 million of mortgage debt. The buildings are 100 percent leased by Bank of America under long-term leases structured with annual increases.

Development joint venture-related land and property sales totaled approximately $10.5 million during 2008. During the first quarter, the Company sold for $1.5 million 1.2 acres of land at the Savannah Crossing development in Aurora, IL, to Fifth Third Bank for a 4,000 square foot drive-through branch. In the second quarter the Company sold for $2.4 million 4.7 acres of land at the North Aurora Towne Centre development in North Aurora, IL, to Ashley Furniture for development of a 50,000 square foot store. During the third quarter, the Company sold for $1.2 million 1.17 acres of land at the Orchard Crossing development in Fort Wayne, IN, to Arby's for the development of a 3,500 square foot fast food restaurant. Also during the third quarter, the Company sold to a 1031 buyer for $5.3 million a 19,977 square foot free-standing LaZBoy furniture store on 1.8 acres of land at the North Aurora Towne Centre development. Net proceeds from land and property sales were used by the Company to pay down the principal balances on existing acquisition and construction loans.

The Company expects development completion timelines will be extended due to current economic conditions and, in response, is working with its development joint venture partners to address loan maturities and capital requirements for its existing project pipeline.

Dispositions
The Company sold four consolidated properties during 2008. During the first quarter, the Company sold a 13,500 square foot vacant Walgreens building in Decatur, IL, for $0.4 million and Terramere Plaza shopping center in Arlington Heights, IL, for $5.3 million. The Company sold Wilson Plaza, an 11,160 square foot neighborhood shopping center in Batavia, IL, for $1.7 million during the second quarter and High Point Center, an 86,004 square foot neighborhood shopping center in Madison, WI, for $7.4 million during the third quarter. Proceeds from these dispositions were used to repay debt and for general corporate purposes.

Subsequent to the close of the fourth quarter, the Company sold Wisner/Milwaukee Plaza, a 14,426 square foot neighborhood shopping center, for $3.9 million and Western & Howard Plaza, an 11,974 square foot neighborhood retail center, for $1.8 million. Both properties are located in Chicago, IL.

Dividends
In November and December 2008 and January 2009, the Company paid monthly cash dividends to stockholders of $0.08167 per common share. The Company currently pays annual dividends at the rate of $0.98 per share. While it is the current intent to pay regular monthly dividends in cash, the Company expects to periodically review this position as it addresses its liquidity needs, including future years' debt maturities, and monitors the impact of economic conditions on operating fundamentals.

Guidance
The Company expects FFO per common share (basic and diluted) for fiscal year 2009 to be in the range of $1.20 to $1.35. For fiscal year 2009, the Company anticipates a same store net operating income decrease of 2.2% to 6.3%, average occupancy between 89% and 91% and rental rate increases of 3.5% and 7.0% for new and renewal leases, respectively. The Company expects to sell remaining interests in properties sourced for IREX with no new acquisitions. Additionally, the Company expects no development property sales and includes no estimate for impairments.

Conference Call/Webcast
The Company will host a management conference call to discuss its financial results on Thursday, February 12, 2009 at 2:00 p.m. CT (3:00 p.m. ET). Hosting the conference call for the Company will be Mark Zalatoris, President and Chief Executive Officer; Brett Brown, Chief Financial Officer, and Scott Carr, President of Property Management. The live conference call can be accessed by dialing 1-800-860-2442 or 1-412-858-4600 for international callers. The conference call also will be available via live webcast on the Company's website at www.inlandrealestate.com. The conference call will be recorded and available for replay beginning at 4:00 p.m. CT (5:00 p.m. ET) on February 12, 2009, until 8:00 a.m. CT (9:00 a.m. ET) on February 20, 2009. Interested parties can access the replay of the conference call by dialing 1-877-344-7529 or 1-412-317-0088 for international callers, and entering the replay passcode 427167#. An online playback of the webcast will be archived for at least 60 days in the investor relations section of the Company's website.

About Inland Real Estate Corporation
Inland Real Estate Corporation is a self-administered and self-managed publicly traded real estate investment trust (REIT) that currently owns interests in 144 neighborhood, community, power, and lifestyle retail centers and single tenant properties located primarily in the Midwestern United States, with aggregate leasable space of more than 14 million square feet. Additional information on Inland Real Estate Corporation, including a copy of the Company's supplemental financial information for the three and twelve months ended December 31, 2008, is available at www.inlandrealestate.com.

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical, including statements regarding management's intentions, beliefs, expectations, representations, plans or predictions of the future, and are typically identified by such words as "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should" and "could." The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. There are numerous risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. Please refer to the documents filed by Inland Real Estate Corporation with the SEC, specifically the Company's Annual Report on Form 10-K for the year ended December 31, 2007, for a more complete discussion of these risks and uncertainties. Inland Real Estate Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

INLAND REAL ESTATE CORPORATION
Consolidated Balance Sheets
December 31, 2008 and December 31, 2007
(In thousands except per share data)

		December 31, 2008 (unaudited)	December 31, 2007
Assets:			
Investment properties:			
Land	$	336,917	347,804
Construction in progress		2,620	1,573
Building and improvements		926,455	970,231
		1,265,992	1,319,608
Less accumulated depreciation		279,945	250,433
Net investment properties		986,047	1,069,175
Cash and cash equivalents		5,180	18,378
Investment in securities		8,429	18,074
Accounts and mortgage receivable		47,305	63,986
Investment in and advances to unconsolidated joint ventures		150,554	103,952
Acquired lease intangibles, net		18,055	27,409
Deferred costs, net		9,692	9,592
Other assets		11,649	10,753
Total assets	$	1,236,911	1,321,319
Liabilities:			
Accounts payable and accrued expenses	$	30,621	35,590
Acquired below market lease intangibles, net		2,793	3,429
Distributions payable		5,431	5,363
Mortgages payable		479,935	606,680
Term Loan		140,000	-
Line of credit facility		52,000	100,000
Convertible notes		164,500	180,000
Other liabilities		14,166	24,404
Total liabilities		889,446	955,466
Commitments and contingencies			
Minority interest		2,146	2,494
Stockholders' Equity:			
Preferred stock, $0.01 par value, 6,000 Shares authorized; none issued and outstanding at December 31, 2008 and 2007		-	-
Common stock, $0.01 par value, 500,000 Shares authorized; 66,498 and 65,669 Shares issued and outstanding at December 31, 2008 and 2007, respectively		665	657
Additional paid-in capital (net of offering costs of $58,816)		626,652	615,298
Accumulated distributions in excess of net income		(279,763)	(248,262)
Accumulated other comprehensive loss		(2,235)	(4,334)
Total stockholders' equity		345,319	363,359
Total liabilities and stockholders' equity	$	1,236,911	1,321,319

INLAND REAL ESTATE CORPORATION
Consolidated Statements of Operations
For the three and twelve months ended December 31, 2008 and 2007 (unaudited)
(In thousands except per share data)

		Three months ended December 31, 2008	Three months ended December 31, 2007	Twelve months ended December 31, 2008	Twelve months ended December 31, 2007
Revenues:					
Rental income	$	31,134	32,400	130,409	129,229
Tenant recoveries		12,216	13,067	51,974	50,299
Other property income		798	731	3,478	2,967
Fee income from unconsolidated joint ventures		1,589	1,123	5,631	4,336
Total revenues		45,737	47,321	191,492	186,831
Expenses:					
Property operating expenses		9,156	7,619	30,347	25,732
Real estate tax expense		5,655	7,078	30,566	31,083
Depreciation and amortization		10,546	10,365	44,598	41,781
General and administrative expenses		3,259	3,031	12,991	11,903
Total expenses		28,616	28,093	118,502	110,499
Operating income		17,121	19,228	72,990	76,332
Other income		658	1,339	4,613	5,387
Impairment of investment securities		(8,361)	(25)	(12,043)	(240)
Gain on sale of joint venture interest		780	871	5,043	3,100
Gain on extinguishment of debt		4,464	-	4,464	319
Interest expense		(10,934)	(11,828)	(45,132)	(47,421)
Minority interest		(88)	(108)	(429)	(444)
Income before equity in earnings of unconsolidated joint ventures, income tax expense of taxable REIT subsidiary and discontinued operations		3,640	9,477	29,506	37,033
Income tax benefit (expense) of taxable REIT subsidiary		324	20	(198)	(633)
Equity (loss) in earning of unconsolidated joint ventures		(721)	960	3,633	4,831
Income from continuing operations		3,243	10,457	32,941	41,231
Income (loss) from discontinued operations		(19)	930	340	2,585
Net income available to common stockholders		3,224	11,387	33,281	43,816
Other comprehensive income (loss):					
Unrealized income (loss) on investment securities		2,616	(2,993)	2,296	(3,707)
Unrealized loss on derivative instruments		(230)	(81)	(197)	(81)
Comprehensive income	$	5,610	8,313	35,380	40,028
Basic and diluted earnings available to common shares per weighted average common share:					
Income from continuing operations	$	0.05	0.16	0.50	0.63
Discontinued operations		-	0.01	-	0.04
Net income available to common stockholders per weighted average common share – basic and diluted	$	0.05	0.17	0.50	0.67
Weighted average number of common shares outstanding – basic		66,362	65,545	66,043	65,281
Weighted average number of common shares outstanding – diluted		66,417	65,606	66,102	65,346

Non-GAAP Financial Measures

We consider FFO a widely accepted and appropriate measure of performance for a REIT. FFO provides a supplemental non-GAAP measure to compare our performance and operations to other REITs. Due to certain unique operating characteristics of real estate companies, NAREIT has promulgated a standard known as FFO, which it believes more accurately reflects the operating performance of a REIT such as ours. As defined by NAREIT, FFO means net income computed in accordance with U.S. GAAP, excluding gains (or losses) from sales of operating property, plus depreciation and amortization and after adjustments for unconsolidated partnership and joint ventures in which the REIT holds an interest. We have adopted the NAREIT definition for computing FFO. Management uses the calculation of FFO for several reasons. We use FFO in conjunction with our acquisition policy to determine investment capitalization strategy and we also use FFO to compare our performance to that of other REITs in our peer group. Additionally, FFO is used in certain employment agreements to determine incentives payable by us to certain executives, based on our performance. The calculation of FFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity. Items that are capitalized do not impact FFO whereas items that are expensed reduce FFO. Consequently, our presentation of FFO may not be comparable to other similarly titled measures presented by other REITs. FFO does not represent cash flows from operations as defined by U.S. GAAP, it is not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as an alternative to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance. The following table reflects our FFO for the periods presented, reconciled to net income available to common stockholders for these periods:

		Three months ended December 31, 2008	Three months ended December 31, 2007	Twelve months ended December 31, 2008	Twelve months ended December 31, 2007
Net income available to common stockholders	$	3,224	11,387	33,281	43,816
Gain on sale of investment properties, net of minority interest		-	(1,283)	(1,332)	(2,506)
Equity in depreciation of unconsolidated joint ventures		3,785	2,548	11,540	10,129
Amortization on in-place lease intangibles		802	932	3,494	3,180
Amortization on leasing commissions		202	239	892	799
Depreciation, net of minority interest		9,454	9,958	40,134	38,253
Funds From Operations	$	17,467	23,781	88,009	93,671
Net income available to common stockholders per weighted average common share – basic and diluted	$	0.05	0.17	0.50	0.67
Funds From Operations, per common share – basic and diluted	$	0.26	0.36	1.33	1.43
Weighted average number of common shares outstanding, basic		66,362	65,545	66,043	65,281
Weighted average number of common shares outstanding, diluted		66,417	65,606	66,102	65,346

EBITDA is defined as earnings (losses) from operations excluding: (1) interest expense; (2) income tax benefit or expenses; (3) depreciation and amortization expense; and (4) gains (loss) on non-operating property. We believe EBITDA is useful to us and to an investor as a supplemental measure in evaluating our financial performance because it excludes expenses that we believe may not be indicative of our operating performance. By excluding interest expense, EBITDA measures our financial performance regardless of how we finance our operations and capital structure. By excluding depreciation and amortization expense, we believe we can more accurately assess the performance of our portfolio. Because EBITDA is calculated before recurring cash charges such as interest expense and taxes and is not adjusted for capital expenditures or other recurring cash requirements, it does not reflect the amount of capital needed to maintain our properties nor does it reflect trends in interest costs due to changes in interest rates or increases in borrowing. EBITDA should be considered only as a supplement to net earnings and may be calculated differently by other equity REITs.

We believe EBITDA is an important supplemental measure because we utilize EBITDA to calculate our interest expense coverage ratio, which equals EBITDA divided by total interest expense. We believe that including EBITDA and thereby excluding the effect of non-operating expenses and non-cash charges, all of which are based on historical cost and may be of limited significance in evaluating current performance, facilitates comparison of core operating profitability between periods and between REITs, particularly in light of the use of EBITDA by a seemingly large number of REITs in their reports on forms 10-Q and 10-K. We believe that investors should consider EBITDA in conjunction with net income and the other required GAAP measures of our performance to improve their understanding of our operating results.

	Three months ended December 31, 2008	Three months ended December 31, 2007	Twelve months ended December 31, 2008	Twelve months ended December 31, 2007
Income from continuing operations	$ 3,243	10,457	32,941	41,231
Gain on non-operating property	-	(174)	(953)	(174)
Impairment of investment securities	8,361	25	12,043	240
Income tax (benefit) expense of taxable REIT subsidiary	(324)	(20)	198	633
Income (loss) from discontinued operations, excluding gains	(19)	(353)	(992)	79
Interest expense	10,934	11,828	45,132	47,421
Interest expense associated with discontinued operations	-	163	261	792
Interest expense associated with unconsolidated joint ventures	3,169	2,025	9,235	7,734
Depreciation and amortization	10,546	10,365	44,598	41,781
Depreciation and amortization associated with discontinued operations	-	164	263	781
Depreciation and amortization associated with unconsolidated joint ventures	3,785	2,548	11,540	10,129
EBITDA	$ 39,695	37,028	154,266	150,647
Total Interest Expense	$ 14,103	14,016	54,628	55,947
EBITDA: Interest Expense Coverage Ratio	2.8 x	2.6 x	2.8 x	2.7 x

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2008 and 2007
(In thousands except per share and square footage data)

Financial Highlights (1)		Three months ended December 31, 2008	Three months ended December 31, 2007	Twelve months ended December 31, 2008	Twelve months ended December 31, 2007
Total revenues	$	45,737	47,321	191,492	186,831
Net income available to common stockholders (1)	$	3,224	11,387	33,281	43,816
Gain on sale of investment properties, net of minority interest		-	(1,283)	(1,332)	(2,506)
Equity in depreciation of unconsolidated ventures		3,785	2,548	11,540	10,129
Amortization on in-place leases intangibles		802	932	3,494	3,180
Amortization on leasing commissions		202	239	892	799
Depreciation, net of minority interest		9,454	9,958	40,134	38,253
Funds From Operations	$	17,467	23,781	88,009	93,671
Net income available to common stockholders per weighted average common share – basic and diluted	$	0.05	0.17	0.50	0.67
Funds From Operations per weighted average common share – basic and diluted	$	0.26	0.36	1.33	1.43
Distributions Declared	$	16,272	16,074	64,781	63,824
Distributions Per Common Share	$	0.24	0.25	0.98	0.98
Distributions / Funds From Operations Payout Ratio		93.2%	67.6%	73.6%	68.1%
Weighted Average Common Shares Outstanding, Diluted		66,417	65,606	66,102	65,346

		As of December 31, 2008	As of December 31, 2007
Total Assets	$	1,236,911	1,321,319

General and Administrative Expenses		Three months ended December 31, 2008	Three months ended December 31, 2007	Twelve months ended December 31, 2008	Twelve months ended December 31, 2007
General and Administrative Expenses (G&A)	$	3,259	3,031	12,991	11,903
G&A Expenses as a Percentage of Total Revenue		7.1%	6.4%	6.8%	6.4%
Annualized G&A Expenses as a Percentage of Total Assets		1.05%	0.92%	1.05%	0.90%

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2008 and 2007
(In thousands except per share and square footage data)

Net Operating Income (2)	Three months ended December 31, 2008	Three months ended December 31, 2007	Twelve months ended December 31, 2008	Twelve months ended December 31, 2007
Net Operating Income (NOI) (Cash basis)	$ 30,929	31,581	128,082	125,556
Same Store Net Operating Income (Cash basis)	$ 30,144	31,041	122,237	122,191
Same Store NOI Percentage Increase Over Prior Year Period	-2.9%		0.0%	

Consolidated Occupancy	As of December 31, 2008	As of December 31, 2007
Leased Occupancy	93.8%	95.0%
Financial Occupancy	93.2%	94.4%
Same Store Financial Occupancy	93.2%	95.1%

Unconsolidated Occupancy	As of December 31, 2008	As of December 31, 2007
Leased Occupancy	95.0%	97.4%
Financial Occupancy	93.2%	97.0%

Total Occupancy	As of December 31, 2008	As of December 31, 2007
Leased Occupancy	94.1%	95.6%
Financial Occupancy	93.2%	95.2%

Capitalization	As of December 31, 2008	As of December 31, 2007
Total Shares Outstanding	$ 66,498	65,669
Closing Price Per Share	12.98	14.16
Equity Market Capitalization	863,144	929,873
Total Debt (3)	1,136,785	1,098,422
Total Market Capitalization	$ 1,999,929	2,028,295
Debt to Total Market Capitalization	56.8%	54.2%

(1)   See detailed pages for reconciliation of non-GAAP financial information to the most comparable GAAP measures.

(2)   Net operating income is considered a non-GAAP financial measure because it does not include straight-line rental income, amortization of intangible leases, interest, depreciation, amortization, bad debt and general and administrative expenses.

(3)   Includes pro-rata share of unconsolidated joint venture debt.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2008 and 2007
(In thousands except per share and square footage data)

Funds From Operations and Other Information

We consider FFO a widely accepted and appropriate measure of performance for a REIT. FFO provides a supplemental non-GAAP measure to compare our performance and operations to other REITs. Due to certain unique operating characteristics of real estate companies, NAREIT has promulgated a standard known as FFO, which it believes more accurately reflects the operating performance of a REIT such as ours. As defined by NAREIT, FFO means net income computed in accordance with U.S. GAAP, excluding gains (or losses) from sales of operating property, plus depreciation and amortization and after adjustments for unconsolidated partnership and joint ventures in which the REIT holds an interest. We have adopted the NAREIT definition for computing FFO. Management uses the calculation of FFO for several reasons. We use FFO in conjunction with our acquisition policy to determine investment capitalization strategy and we also use FFO to compare our performance to that of other REITs in our peer group. Additionally, FFO is used in certain employment agreements to determine incentives payable by us to certain executives, based on our performance. The calculation of FFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity. Items that are capitalized do not impact FFO whereas items that are expensed reduce FFO. Consequently, our presentation of FFO may not be comparable to other similarly titled measures presented by other REITs. FFO does not represent cash flows from operations as defined by U.S. GAAP, it is not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as an alternative to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance. The following table reflects our FFO for the periods presented, reconciled to net income available to common stockholders for these periods:

	Three months ended December 31, 2008	Three months ended December 31, 2007	Twelve months ended December 31, 2008	Twelve months ended December 31, 2007
Net income available to common stockholders	$ 3,224	11,387	33,281	43,816
Gain on sale of investment properties, net of minority interest	-	(1,283)	(1,332)	(2,506)
Equity in depreciation of unconsolidated joint ventures	3,785	2,548	11,540	10,129
Amortization on in-place lease intangibles	802	932	3,494	3,180
Amortization on leasing commissions	202	239	892	799
Depreciation, net of minority interest	9,454	9,958	40,134	38,253
Funds From Operations	$ 17,467	23,781	88,009	93,671
Net income available to common stockholders per weighted average common share – basic and diluted	$ 0.05	0.17	0.50	0.67
Funds From Operations, per common share – basic and diluted	$ 0.26	0.36	1.33	1.43
Weighted average number of common shares outstanding, basic	66,362	65,545	66,043	65,281
Weighted average number of common shares outstanding, diluted	66,417	65,606	66,102	65,346
Additional Information				
Straight-line rents	$ (493)	109	(602)	545
Amortization of above and below market rents	32	67	159	457
Amortization of deferred financing fees	713	523	2,348	2,075
Stock based compensation expense	74	133	314	436
Capital Expenditures				
Maintenance / non-revenue generating cap ex				
Building / Site improvements	$ 1,024	688	6,468	4,210
Redevelopment	-	-	1,204	-
Non-maintenance / revenue generating cap ex				
Tenant improvements	3,117	843	7,620	7,028
Leasing commissions	256	306	1,177	1,091

Inland Real Estate Corporation
Supplemental Financial Information
As of December 31, 2008
(In thousands except per share and square footage data)

Consolidated Debt Schedule

The Company's mortgages payable are secured by certain of its investment properties and consist of the following at December 31, 2008:

Fixed rate debt

Mortgagee/Servicer	Interest Rate at December 31, 2008	Maturity Date	Balance at December 31, 2008	Percent of Total Debt
Allstate Life Insurance (a)	5.87%	09/2009 $	6,000	0.72%
Allstate Life Insurance(a) (b)	9.25%	12/2009	3,785	0.45%
Allstate Life Insurance	4.65%	01/2010	22,500	2.69%
Allstate Life Insurance	4.70%	10/2010	7,130	0.85%
Allstate Life Insurance	4.70%	10/2010	5,250	0.63%
Allstate Life Insurance	5.19%	08/2012	36,200	4.33%
Allstate Life Insurance	5.27%	11/2012	12,500	1.49%
Allstate Life Insurance	5.27%	12/2012	7,000	0.84%
Allstate Life Insurance	5.27%	12/2012	11,000	1.31%
Archon Financial	4.88%	01/2011	30,720	3.67%
Bank of America	5.52%	04/2010	13,550	1.62%
Bank of America	5.01%	10/2010	6,185	0.74%
Bank of America	4.11%	06/2011	5,510	0.66%
Bank of America	4.88%	11/2011	21,750	2.60%
John Hancock Life Insurance (b)	7.65%	01/2018	11,678	1.40%
JP Morgan Chase Bank (b)	5.17%	04/2014	17,677	2.11%
Key Bank	5.00%	10/2010	7,500	0.90%
Metlife Insurance Company	4.71%	12/2010	20,100	2.40%
Nomura Credit	5.02%	08/2011	8,800	1.05%
Principal Life Insurance (a)	5.25%	10/2009	7,400	0.88%
Principal Life Insurance	3.99%	06/2010	32,930	3.94%
Principal Life Insurance	5.05%	01/2014	16,250	1.94%
Principal Real Estate	5.05%	04/2014	8,750	1.05%
Prudential Asset Resource (b)	5.83%	12/2014	5,683	0.68%
Wells Fargo (a)	6.60%	03/2009	8,000	0.96%
Wells Fargo	5.14%	04/2010	11,125	1.33%
Wells Fargo	5.01%	04/2010	15,300	1.83%
Wells Fargo	5.17%	04/2010	23,690	2.83%
Wells Fargo	5.01%	10/2010	1,700	0.20%
Wells Fargo	4.11%	06/2011	882	0.11%
Wells Fargo	4.11%	06/2011	32,338	3.87%
Wheaton Bank & Trust	6.04%	04/2013	3,210	0.38%
Total/Weighted Average Fixed Rate Secured	5.04%		422,093	50.46%
Convertible Notes	4.63%	11/2011	164,500	19.67%
Total/Weighted Average Fixed Rate	4.92%	$	586,593	70.13%

Inland Real Estate Corporation
Supplemental Financial Information
As of December 31, 2008
(In thousands except per share and square footage data)

Variable rate debt

Mortgagee/Servicer	Interest Rate at December 31, 2008	Maturity Date	Balance at December 31, 2008	Percent of Total Debt
Allstate Life Insurance	2.83%	07/2010 $	10,654	1.27%
Allstate Life Insurance	2.33%	12/2010	7,833	0.94%
Bank of America (a)	1.96%	03/2009	23,300	2.79%
Bank of America	2.83%	04/2010	2,400	0.29%
Bank of America	2.83%	04/2010	2,468	0.29%
Bank of America	2.83%	06/2010	2,732	0.33%
Bank of America	2.83%	06/2010	2,255	0.27%
Bank of America	1.48%	12/2014	6,200	0.74%
Total/Weighted Average Variable Rate Secured	2.27%		57,842	6.92%
Line of Credit Facility	2.72%	04/2011	52,000	6.21%
Term Loan	3.25%	09/2010	140,000	16.74%
Total/Weighted Average Variable Rate	2.91%		249,842	29.87%
Total/Weighted Average Debt	4.32%	$	836,435	100.00%

(a)   Approximately $48,485 of the Company's mortgages payable mature during 2009. The Company intends to retire these maturities with proceeds drawn on its unsecured line of credit facility. Subsequent to the end of the year, the Company has retired $41,085 of these maturities.

(b)   These loans require payments of principal and interest monthly; all other loans listed are interest only.

(In thousands except per share and square footage data)

Summary of Consolidated Debt

Schedule of Maturities by Year (a):	Scheduled Principal Payments	Mortgage Loan Maturities	Unsecured Maturities (b)	Total	Total Weighted Average Rate	Percent of Total Debt
2009	$ 631	48,430	-	49,061	4.28%	5.87%
2010	635	195,302	140,000	335,937	4.39%	40.16%
2011	674	100,000	216,500	317,174	4.37%	37.92%
2012	713	66,700	-	67,413	5.23%	8.06%
2013	761	3,210	-	3,971	6.04%	0.47%
2014	479	52,013	-	52,492	4.76%	6.28%
2015	282	-	-	282	-	0.03%
2016	304	-	-	304	-	0.04%
2017	328	-	-	328	-	0.04%
2018	29	9,444	-	9,473	7.65%	1.13%
Total	$ 4,836	475,099	356,500	836,435	4.32%	100.00%

Total Debt Outstanding	**December 31, 2008**
Mortgage loans payable:	
Fixed rate secured loans	$ 422,093
Variable rate secured loans	57,842
Unsecured fixed rate convertible notes	164,500
Unsecured line of credit facility and term loan	192,000
Total	$ 836,435

Percentage of Total Debt:	**December 31, 2008**
Fixed rate loans	70.13%
Variable rate loans	29.87%

Current Average Interest Rates (c):	**December 31, 2008**
Fixed rate loans	4.92%
Variable rate loans	2.91%
Total weighted average interest rate	4.32%

(a) Excludes extension periods
(b) Includes unsecured convertible notes, line of credit facility and term loan.
(c) Interest rates are as of the end of the year and exclude the impact of deferred loan fee amortization.

(In thousands except per share and square footage data)

Top Ten Retail Tenants (Consolidated) (1)

Tenant Name	Number of Stores		Annual Base Rent	Percentage of Annual Base Rent	GLA Square Feet	Percentage of Total Square Footage
Supervalu, Inc.	11	$	6,742	5.41%	693,129	6.48%
Dominick's Finer Foods	8		6,339	5.09%	535,873	5.01%
Roundy's	6		3,871	3.11%	379,635	3.55%
K-Mart	3		1,027	0.82%	286,443	2.68%
TJX Companies, Inc. (2)	8		2,031	1.63%	265,577	2.48%
Kroger	4		1,837	1.47%	235,687	2.20%
PetsMart	9		2,891	2.32%	216,624	2.02%
Carmax	2		4,021	3.23%	187,851	1.76%
Best Buy	4		2,424	1.95%	183,757	1.72%
Office Depot	8		1,940	1.56%	177,732	1.66%
Total		$	33,123	26.59%	3,162,308	29.56%

Top Ten Retail Tenants (Unconsolidated) (1)

Tenant Name	Number of Stores		Annual Base Rent	Percentage of Annual Base Rent	GLA Square Feet	Percentage of Total Square Footage
Supervalu, Inc.	5	$	3,982	7.95%	338,983	8.90%
Dick's	2		1,548	3.09%	165,000	4.33%
TJX Companies, Inc. (2)	5		1,680	3.35%	153,715	4.04%
Dominick's Finer Foods	2		1,507	3.01%	131,446	3.45%
Bed, Bath and Beyond	2		786	1.57%	89,785	2.36%
K-Mart	1		406	0.81%	86,479	2.27%
Regal Cinemas	1		1,100	2.20%	73,000	1.92%
The Gap	4		979	1.95%	67,965	1.78%
Roundy’s	1		742	1.48%	55,990	1.47%
PetsMart	2		618	1.23%	50,514	1.33%
Total		$	13,348	26.64%	1,212,877	31.85%

Top Ten Retail Tenants (Total) (1)

Tenant Name	Number of Stores		Annual Base Rent	Percentage of Annual Base Rent	GLA Square Feet	Percentage of Total Square Footage
Supervalu, Inc.	16	$	10,723	6.14%	1,032,112	7.11%
Dominick's Finer Foods	10		7,846	4.49%	667,319	4.60%
Roundy’s	7		4,613	2.64%	435,625	3.00%
TJX Companies, Inc. (2)	13		3,711	2.12%	419,292	2.89%
K Mart	4		1,434	0.82%	372,922	2.57%
PetsMart	11		3,509	2.01%	267,138	1.84%
Kroger	4		1,837	1.05%	235,687	1.62%
Office Depot	9		2,246	1.29%	199,188	1.37%
Carmax	2		4,021	2.30%	187,851	1.29%
Best Buy	4		2,424	1.39%	183,757	1.27%
Total		$	42,364	24.25%	4,000,891	27.56%

(1) Top ten are based on their percentage of total square footage.
(2) Includes TJ Maxx, Marshall's and A.J. Wright stores.

(In thousands except per share and square footage data)

Lease Expiration Analysis
(Consolidated)

Lease Expiration Year	Number of Leases Expiring	GLA Under Expiring Leases (Sq.Ft.)	Percent of Total Leased GLA	Total Annualized Base Rent ($) (2)	Percent of Total Annualized Base Rent (%)	Annualized Base Rent ($/Sq.Ft.) (3)
ALL ANCHOR LEASES (1)						
M-T-M	2	35,606	0.36%	$ 178	0.14%	$ 5.00
2009	16	523,069	5.28%	3,726	2.88%	7.12
2010	13	408,233	4.12%	3,604	2.79%	8.83
2011	24	745,891	7.52%	7,785	6.02%	10.44
2012	26	606,966	6.12%	6,280	4.86%	10.35
2013	29	756,934	7.63%	7,473	5.78%	9.87
2014	20	671,998	6.78%	8,373	6.48%	12.46
2015	13	300,401	3.03%	3,610	2.79%	12.02
2016	8	172,760	1.74%	2,548	1.97%	14.75
2017	17	795,837	8.03%	8,891	6.88%	11.17
2018+	40	2,150,431	21.69%	25,138	19.44%	11.69
TOTAL/WEIGHTED AVERAGE	208	7,168,126	72.30%	$ 77,606	60.03%	$ 10.83
ALL NON-ANCHOR LEASES						
M-T-M	42	116,362	1.17%	$ 1,610	1.25%	$ 13.84
2009	179	407,558	4.11%	7,186	5.56%	17.63
2010	167	428,491	4.32%	8,331	6.44%	19.44
2011	133	384,980	3.88%	6,675	5.16%	17.34
2012	184	489,333	4.94%	9,133	7.06%	18.66
2013	161	453,304	4.57%	8,699	6.73%	19.19
2014	51	139,832	1.41%	2,713	2.10%	19.40
2015	24	74,556	0.75%	1,788	1.38%	23.98
2016	16	57,475	0.58%	1,143	0.88%	19.89
2017	15	70,076	0.71%	1,369	1.06%	19.54
2018+	33	124,051	1.26%	3,036	2.35%	24.47
TOTAL/WEIGHTED AVERAGE	1,005	2,746,018	27.70%	$ 51,683	39.97%	$ 18.82
ALL LEASES						
M-T-M	44	151,968	1.53%	$ 1,788	1.39%	$ 11.77
2009	195	930,627	9.39%	10,912	8.44%	11.73
2010	180	836,724	8.44%	11,935	9.23%	14.26
2011	157	1,130,871	11.40%	14,460	11.18%	12.79
2012	210	1,096,299	11.06%	15,413	11.92%	14.06
2013	190	1,210,238	12.20%	16,172	12.51%	13.36
2014	71	811,830	8.19%	11,086	8.58%	13.66
2015	37	374,957	3.78%	5,398	4.17%	14.40
2016	24	230,235	2.32%	3,691	2.85%	16.03
2017	32	865,913	8.74%	10,260	7.94%	11.85
2018+	73	2,274,482	22.95%	28,174	21.79%	12.39
TOTAL/WEIGHTED AVERAGE	1,213	9,914,144	100.00%	$ 129,289	100.00%	$ 13.04

(1) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(2) Annualized base rent for all leases in-place at report date are determined by annualizing current monthly base rents in-place
(3) Annualized base rent divided by gross leasable area as of report date.

(In thousands except per share and square footage data)

Lease Expiration Analysis
(Unconsolidated)

Lease Expiration Year	Number of Leases Expiring	GLA Under Expiring Leases (Sq.Ft.)	Percent of Total Leased GLA	Total Annualized Base Rent ($) (3)	Percent of Total Annualized Base Rent (%)	Annualized Base Rent ($/Sq.Ft.) (4)
ALL ANCHOR LEASES (1) (2)						
2009	2	22,377	0.64%	$ 258	0.49%	$ 11.53
2010	5	121,477	3.46%	1,262	2.42%	10.39
2011	4	138,240	3.93%	1,168	2.24%	8.45
2012	4	127,062	3.62%	1,647	3.15%	12.96
2013	5	147,025	4.18%	1,911	3.66%	13.00
2014	9	250,982	7.14%	2,743	5.25%	10.93
2015	5	154,243	4.39%	1,817	3.48%	11.78
2016	4	134,593	3.83%	1,105	2.12%	8.21
2017	5	151,319	4.31%	2,073	3.97%	13.70
2018+	20	1,536,701	43.74%	20,334	38.93%	13.23
TOTAL/WEIGHTED AVERAGE	63	2,784,019	79.24%	$ 34,318	65.71%	$ 12.33
ALL NON-ANCHOR LEASES (1)						
M-T-M	2	5,487	0.16%	$ 85	0.16%	$ 15.49
2009	42	89,788	2.58%	1,994	3.82%	22.21
2010	47	110,310	3.14%	2,611	5.00%	23.67
2011	26	77,436	2.20%	1,652	3.17%	21.33
2012	34	81,326	2.31%	2,033	3.89%	25.00
2013	21	53,076	1.51%	1,343	2.57%	25.30
2014	30	116,411	3.31%	2,736	5.24%	23.50
2015	19	80,812	2.30%	1,952	3.74%	24.15
2016	11	45,686	1.30%	1,196	2.29%	26.18
2017	3	17,033	0.48%	502	0.96%	29.47
2018+	11	51,815	1.47%	1,804	3.45%	34.82
TOTAL/WEIGHTED AVERAGE	246	729,180	20.76%	$ 17,908	34.29%	$ 24.56
ALL LEASES						
M-T-M	2	5,487	0.16%	$ 85	0.16%	$ 15.49
2009	44	112,165	3.22%	2,252	4.31%	20.08
2010	52	231,787	6.60%	3,873	7.42%	16.71
2011	30	215,676	6.13%	2,820	5.41%	13.08
2012	38	208,388	5.93%	3,680	7.04%	17.66
2013	26	200,101	5.69%	3,254	6.23%	16.27
2014	39	367,393	10.45%	5,479	10.49%	14.91
2015	24	235,055	6.69%	3,769	7.22%	16.03
2016	15	180,279	5.13%	2,301	4.41%	12.76
2017	8	168,352	4.79%	2,575	4.93%	15.30
2018+	31	1,588,516	45.21%	22,138	42.38%	13.94
TOTAL/WEIGHTED AVERAGE	309	3,513,199	100.00%	$ 52,226	100.00%	$ 14.87

(1) Includes leases expiring on unconsolidated property owned in a joint venture.
(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(3) Annualized base rent for all leases in-place at report date are determined by annualizing current monthly base rents in-place.
(4) Annualized base rent divided by gross leasable area as of report date.

Inland Real Estate Corporation
Supplemental Financial Information
As of December 31, 2008
(In thousands except per share and square footage data)

Lease Expiration Analysis
(Total)

Lease Expiration Year	Number of Leases Expiring	GLA Under Expiring Leases (Sq.Ft.)	Percent of Total Leased GLA	Total Annualized Base Rent ($) (3)	Percent of Total Annualized Base Rent (%)	Annualized Base Rent ($/Sq.Ft.) (4)
ALL ANCHOR LEASES (1)						
M-T-M	2	35,606	0.27%	$ 178	0.12%	$ 5.00
2009	18	545,446	4.06%	3,984	2.19%	7.30
2010	18	529,710	3.95%	4,866	2.67%	9.19
2011	28	884,131	6.58%	8,953	4.93%	10.13
2012	30	734,028	5.47%	7,927	4.37%	10.80
2013	34	903,959	6.73%	9,384	5.17%	10.38
2014	29	922,980	6.87%	11,116	6.12%	12.04
2015	18	454,644	3.39%	5,427	2.99%	11.94
2016	12	307,353	2.29%	3,653	2.01%	11.89
2017	22	947,156	7.05%	10,964	6.04%	11.58
2018+	60	3,687,132	27.46%	45,472	25.05%	12.33
TOTAL/WEIGHTED AVERAGE	271	9,952,145	74.12%	$ 111,924	61.66%	$ 11.25
ALL NON-ANCHOR LEASES (1)						
M-T-M	44	121,849	0.91%	$ 1,695	0.93%	$ 13.91
2009	221	497,346	3.70%	9,180	5.06%	18.46
2010	214	538,801	4.01%	10,942	6.03%	20.31
2011	159	462,416	3.44%	8,327	4.59%	18.01
2012	218	570,659	4.25%	11,166	6.15%	19.57
2013	182	506,380	3.77%	10,042	5.53%	19.83
2014	81	256,243	1.91%	5,449	3.00%	21.26
2015	43	155,368	1.16%	3,740	2.06%	24.07
2016	27	103,161	0.77%	2,339	1.29%	22.67
2017	18	87,109	0.65%	1,871	1.03%	21.48
2018+	44	175,866	1.31%	4,840	2.67%	27.52
TOTAL/WEIGHTED AVERAGE	1,251	3,475,198	25.88%	$ 69,591	38.34%	$ 20.03
ALL LEASES						
M-T-M	46	157,455	1.18%	$ 1,873	1.05%	$ 11.90
2009	239	1,042,792	7.76%	13,164	7.25%	12.62
2010	232	1,068,511	7.96%	15,808	8.70%	14.79
2011	187	1,346,547	10.02%	17,280	9.52%	12.83
2012	248	1,304,687	9.72%	19,093	10.52%	14.63
2013	216	1,410,339	10.50%	19,426	10.70%	13.77
2014	110	1,179,223	8.78%	16,565	9.12%	14.05
2015	61	610,012	4.55%	9,167	5.05%	15.03
2016	39	410,514	3.06%	5,992	3.30%	14.60
2017	40	1,034,265	7.70%	12,835	7.07%	12.41
2018+	104	3,862,998	28.77%	50,312	27.72%	13.02
TOTAL/WEIGHTED AVERAGE	1,522	13,427,343	100.00%	$ 181,515	100.00%	$ 13.52

(1) Includes leases expiring on unconsolidated property owned in a joint venture.
(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(3) Annualized base rent for all leases in-place at report date are determined by annualizing current monthly base rents in-place.
(4) Annualized base rent divided by gross leasable area as of report date.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2008
(In thousands except per share and square footage data)

Leasing Activity (Cash Basis)
(Consolidated)

New Lease Summary

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease) Total Dollar	Percent
1Q2008	16	64,626	$	857	$	1,148	$ 291	34.0%
per square foot			$	13.26	$	17.76	$ 4.50	
2Q2008	12	88,967	$	734	$	803	$ 69	9.4%
per square foot			$	8.25	$	9.03	$ 0.78	
3Q2008	17	46,600	$	827	$	954	$ 127	15.4%
per square foot			$	17.75	$	20.47	$ 2.72	
4Q2008	7	81,570	$	882	$	915	$ 33	3.7%
per square foot			$	10.81	$	11.22	$ 0.41	
2008 Total	52	281,763	$	3,300	$	3,820	$ 520	15.8%
per square foot			$	11.71	$	13.56	$ 1.85	

Renewal Lease Summary

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease) Total Dollar	Percent
1Q2008	49	291,568	$	2,853	$	3,124	$ 271	9.5%
per square foot			$	9.79	$	10.71	$ 0.92	
2Q2008	46	223,056	$	2,471	$	2,783	$ 312	12.6%
per square foot			$	11.08	$	12.48	$ 1.40	
3Q2008	57	392,663	$	4,011	$	4,403	$ 392	9.8%
per square foot			$	10.21	$	11.21	$ 1.00	
4Q2008	32	86,044	$	1,467	$	1,734	$ 267	18.2%
per square foot			$	17.05	$	20.15	$ 3.10	
2008 Total	184	993,331	$	10,802	$	12,044	$ 1,242	11.5%
per square foot			$	10.87	$	12.12	$ 1.25	

Renewal leases include expiring leases renewed with the same tenant and the exercise of options. All other leases are categorized as new.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2008
(In thousands except per share and square footage data)

Leasing Activity (Cash Basis)
(Consolidated - continued)

Non-Comparable Lease Summary

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent	
1Q2008	3	80,660	$	-	$	492
per square foot			$	-	$	6.10
2Q2008	3	4,138	$	-	$	100
per square foot			$	-	$	24.17
3Q2008	-	-	$	-	$	-
per square foot			$	-	$	-
4Q2008	1	2,750	$	-	$	11
per square foot			$	-	$	4.00
2008 Total	7	87,548	$	-	$	603
per square foot			$	-	$	6.89

Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2008
(In thousands except per share and square footage data)

Leasing Activity (Cash Basis) (1)
(Unconsolidated)

New Lease Summary

	Number	GLA		Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease) Total Dollar	Percent
1Q2008	2	3,048	$	53	$	64	$	11	20.8%
per square foot			$	17.39	$	21.00	$	3.61	
2Q2008	3	10,890	$	150	$	213	$	63	42.0%
per square foot			$	13.77	$	19.56	$	5.79	
3Q2008	3	105,218	$	1,194	$	1,276	$	82	6.9%
per square foot			$	11.35	$	12.13	$	0.78	
4Q2008	4	21,884	$	456	$	415	$	(41)	-9.0%
per square foot			$	20.84	$	18.96	$	(1.88)	
2008 Total	12	141,040	$	1,853	$	1,968	$	115	6.2%
per square foot			$	13.14	$	13.95	$	0.82	

Renewal Lease Summary

	Number	GLA		Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease) Total Dollar	Percent
1Q2008	5	56,299	$	619	$	684	$	65	10.5%
per square foot			$	10.99	$	12.15	$	1.16	
2Q2008	4	7,144	$	166	$	187	$	21	12.7%
per square foot			$	23.24	$	26.18	$	2.94	
3Q2008	14	185,944	$	2,565	$	2,744	$	179	7.0%
per square foot			$	13.79	$	14.76	$	0.97	
4Q2008	5	12,776	$	244	$	292	$	48	19.7%
per square foot			$	19.10	$	22.86	$	3.76	
2008 Total	28	262,163	$	3,594	$	3,907	$	313	8.7%
per square foot			$	13.71	$	14.90	$	1.19	

Renewal leases include expiring leases renewed with the same tenant and the exercise of options. All other leases are categorized as new.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2008
(In thousands except per share and square footage data)

Leasing Activity (Cash Basis) (1)
(Unconsolidated - continued)

Non-Comparable Lease Summary

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent	
1Q2008	11	47,927	$	-	$	1,250
per square foot			$	-	$	26.08
2Q2008	-	-	$	-	$	-
per square foot			$	-	$	-
3Q2008	1	3,120	$	-	$	52
per square foot			$	-	$	16.67
4Q2008	-	-	$	-	$	-
per square foot			$	-	$	-
2008 Total	12	51,047	$	-	$	1,302
per square foot			$	-	$	25.51

Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2008
(In thousands except per share and square footage data)

Leasing Activity (Cash Basis) (1)
(Total)

New Lease Summary

	Number	GLA		Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease) Total Dollar	Percent
1Q2008	18	67,674	$	910	$	1,212	$	302	33.2%
per square foot			$	13.45	$	17.91	$	4.46	
2Q2008	15	99,857	$	884	$	1,016	$	132	14.9%
per square foot			$	8.85	$	10.17	$	1.32	
3Q2008	20	151,818	$	2,021	$	2,230	$	209	10.3%
per square foot			$	13.31	$	14.69	$	1.38	
4Q2008	11	103,454	$	1,338	$	1,330	$	(8)	-0.6%
per square foot			$	12.93	$	12.86	$	(0.07)	
2008 Total	64	422,803	$	5,153	$	5,788	$	635	12.3%
per square foot			$	12.19	$	13.69	$	1.50	

Renewal Lease Summary

	Number	GLA		Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease) Total Dollar	Percent
1Q2008	54	347,867	$	3,472	$	3,808	$	336	9.7%
per square foot			$	9.98	$	10.95	$	0.97	
2Q2008	50	230,200	$	2,637	$	2,970	$	333	12.6%
per square foot			$	11.46	$	12.90	$	1.44	
3Q2008	71	578,607	$	6,576	$	7,147	$	571	8.7%
per square foot			$	11.37	$	12.35	$	0.98	
4Q2008	37	98,820	$	1,711	$	2,026	$	315	18.4%
per square foot			$	17.31	$	20.50	$	3.19	
2008 Total	212	1,255,494	$	14,396	$	15,951	$	1,555	10.8%
per square foot			$	11.47	$	12.70	$	1.24	

Renewal leases include expiring leases renewed with the same tenant and the exercise of options. All other leases are categorized as new.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2008
(In thousands except per share and square footage data)

Leasing Activity (Cash Basis) (1)
(Total - continued)

Non-Comparable Lease Summary

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent	
1Q2008	14	128,587	$	-	$	1,742
per square foot			$	-	$	13.55
2Q2008	3	4,138	$	-	$	100
per square foot			$	-	$	24.17
3Q2008	1	3,120	$	-	$	52
per square foot			$	-	$	16.67
4Q2008	1	2,750	$	-	$	11
per square foot			$	-	$	4.00
2008 Total	19	138,595	$	-	$	1,905
per square foot			$	-	$	13.75

Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2008
(In thousands except per share and square footage data)

4th Quarter 2008 Leasing Activity
(Consolidated)

New Leases		Non-Anchors (1)	Anchors (1)	Total
Number of Leases		5	2	7
Gross Leasable Area (Sq.Ft.)		19,197	62,373	81,570
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	14.88	10.09	11.22

Renewals		Non-Anchors	Anchors	Total
Number of Leases		31	1	32
Gross Leasable Area (Sq.Ft.)		69,564	16,480	86,044
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	21.03	16.45	20.15

Non-Comparable Leases (2)		Non-Anchors	Anchors	Total
Number of Leases		1	-	1
Gross Leasable Area (Sq.Ft.)		2,750	-	2,750
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	4.00	-	4.00

Total New, Renewal and Non-Comparable Leases		Non-Anchors	Anchors	Total
Number of Leases		37	3	40
Gross Leasable Area (Sq.Ft.)		91,511	78,853	170,364
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	19.23	11.42	15.61

(1) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.

(2) Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2008
(In thousands except per share and square footage data)

4th Quarter 2008 Leasing Activity (1)
(Unconsolidated)

New Leases	Non-Anchors (2)		Anchors (2)	Total
Number of Leases		4	-	4
Gross Leasable Area (Sq.Ft.)		21,884	-	21,884
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	18.96	-	18.96

Renewals	Non-Anchors		Anchors	Total
Number of Leases		5	-	5
Gross Leasable Area (Sq.Ft.)		12,776	-	12,776
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	22.86	-	22.86

Non-Comparable Leases (3)	Non-Anchors		Anchors	Total
Number of Leases		-	-	-
Gross Leasable Area (Sq.Ft.)		-	-	-
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	-	-	-

Total New, Renewal and Non-Comparable Leases	Non-Anchors		Anchors	Total
Number of Leases		9	-	9
Gross Leasable Area (Sq.Ft.)		34,660	-	34,660
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	20.40	-	20.40

(1)   Includes leasing activity on unconsolidated properties owned in joint ventures.

(2)   The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.

(3)   Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2008
(In thousands except per share and square footage data)

4th Quarter 2008 Leasing Activity (1)
(Total)

New Leases		Non-Anchors (2)	Anchors (2)	Total
Number of Leases		9	2	11
Gross Leasable Area (Sq.Ft.)		41,081	62,373	103,454
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	17.05	10.09	12.86

Renewals		Non-Anchors	Anchors	Total
Number of Leases		36	1	37
Gross Leasable Area (Sq.Ft.)		82,340	16,480	98,820
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	21.31	16.45	20.50

Non-Comparable Leases (3)		Non-Anchors	Anchors	Total
Number of Leases		1	-	1
Gross Leasable Area (Sq.Ft.)		2,750	-	2,750
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	4.00	-	4.00

Total New, Renewal and Non-Comparable Leases		Non-Anchors	Anchors	Total
Number of Leases		46	3	49
Gross Leasable Area (Sq.Ft.)		126,171	78,853	205,024
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	19.55	11.42	16.42

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.

(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.

(3) Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2008 and 2007
(In thousands except per share and square footage data)

Same Store Net Operating Income Analysis

The following schedule presents same store net operating income, which is the net operating income of properties owned in both the three and twelve months ended December 31, 2008 and 2007, along with other investment properties new operating income. Same store net operating income is considered a non-GAAP financial measure because it does not include straight-line rental income, amortization of lease intangibles, interest, depreciation, amortization and bad debt expense. We provide same store net operating income as it allows investors to compare the results of property operations for the three and twelve months ended December 31, 2008 and 2007. We also provide a reconciliation of these amounts to the most comparable GAAP measure, income from continuing operations.

		Three months ended December 31, 2008	Three months ended December 31, 2007	% Increase -Decreased	Twelve months ended December 31, 2008	Twelve months ended December 31, 2007	% Increase -Decreased
Rental income and additional income:							
"Same store" investment properties, 124 properties							
Rental income	$	30,827	31,657	-2.6%	124,886	124,880	0.0%
Tenant recovery income		12,218	12,795	-4.5%	51,482	49,939	3.1%
Other property income		798	726	9.9%	3,462	2,954	17.2%
"Other investment properties							
Rental income		768	566		5,966	3,347	
Tenant recovery income		(2)	273		492	360	
Other property income		-	5		16	13	
Total rental income and additional income	$	**44,609**	**46,022**		**186,304**	**181,493**	
Property operating expenses:							
"Same store" investment properties, 124 properties							
Property operating expenses	$	7,996	7,287	9.7%	27,322	24,766	10.3%
Real estate tax expense		5,703	6,850	-16.7%	30,271	30,816	-1.8%
"Other investment properties"							
Property operating expenses		29	76		334	88	
Real estate tax expense		(48)	228		295	267	
Total property operating expenses	$	**13,680**	**14,441**		**58,222**	**55,937**	
Property net operating income							
"Same store" investment properties	$	30,144	31,041	-2.9%	122,237	122,191	0.0%
"Other investment properties"		785	540		5,845	3,365	
Total property net operating income	$	**30,929**	**31,581**		**128,082**	**125,556**	
Other income:							
Straight-line income		(493)	109		(602)	545	
Amortization of lease intangibles		32	67		159	457	
Other income		658	1,339		4,613	5,387	
Impairment of investment securities		(8,361)	(25)		(12,043)	(240)	
Fee income from unconsolidated joint ventures		1,589	1,123		5,631	4,336	
Gain on sale of joint venture interest		780	871		5,043	3,100	
Gain on extinguishment of debt		4,464	-		4,464	319	
Other expenses:							
Income tax expense of taxable REIT subsidiary		324	20		(198)	(633)	
Bad debt expense		(1,131)	(256)		(2,691)	(878)	
Depreciation and amortization		(10,546)	(10,365)		(44,598)	(41,781)	
General and administrative expenses		(3,259)	(3,031)		(12,991)	(11,903)	
Interest expense		(10,934)	(11,828)		(45,132)	(47,421)	
Minority interest		(88)	(108)		(429)	(444)	
Equity in earnings of unconsolidated ventures		(721)	960		3,633	4,831	
Income from continuing operations	$	**3,243**	**10,457**		**32,941**	**41,231**	

Inland Real Estate Corporation
Supplemental Financial Information
For the twelve months ended December 31, 2008
(In thousands except per share and square footage data)

Property Acquisitions

Date	Property	City	State	GLA Sq.Ft.	Purchase Price	Cap Rate	Financial Occupancy	Anchors	Year Built / Renovated
01/25/08	Fox Run Square	Naperville	IL	143,512 $	23,150	7.4%	97%	Ace Hardware & Dominick's	1986
05/09/08	University of Phoenix (1)	Merrillville	IN	18,018	5,613	7.5%	100%	University of Phoenix	2006
07/14/08	Bank of America (1)	Moosic	PA	300,000	42,608	7.0%	100%	Bank of America	1995
07/14/08	Bank of America (1)	Las Vegas	NV	85,707	25,022	7.0%	100%	Bank of America	1995
07/14/08	Bank of America (1)	Hunt Valley	MD	377,332	72,739	7.0%	100%	Bank of America	1972/1997
07/14/08	Bank of America (1)	Rio Rancho	NM	76,768	12,228	7.0%	100%	Bank of America	1996
				1,001,337 $	181,360				

Property Dispositions

Date	Property	City	State	GLA Sq. Ft.	Sale Price	Gain/(Loss) on Sale
02/13/08	Walgreen's	Decatur	IL	13,500 $	400 $	(46)
02/28/08	Terramere Plaza	Arlington Heights	IL	40,965	5,300	876
04/17/08	Wilson Plaza	Batavia	IL	11,160	1,735	606
09/03/08	High Point Center	Madison	WI	86,004	7,400	(16)
				151,629 $	14,835 $	1,420

Contribution to Joint Venture with Inland Real Estate Exchange Corporation

Date	Property	City	State	GLA Sq. Ft.	Contributed Value
05/15/08	Fox Run Square	Naperville	IL	143,512 $	23,150

(1) This property was acquired through our joint venture with IREX

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures

Venture with New York State Teachers' Retirement System

Date	Entity	Property	City	State	GLA	IRC Profit Sharing %	IRC Investment	IRC Share of Debt
12/03/04	IN Retail Fund, LLC	Cobbler Crossing	Elgin	IL	102,643	50.0%	$ 1,996	$ 4,100
12/03/04	IN Retail Fund, LLC	Shoppes at Mill Creek	Palos Park	IL	102,422	50.0%	2,749	4,255
12/03/04	IN Retail Fund, LLC	Woodfield Commons	Schaumburg	IL	207,452	50.0%	8,261	8,750
12/03/04	IN Retail Fund, LLC	Marketplace at Six Corners	Chicago	IL	117,000	50.0%	4,908	5,900
12/03/04	IN Retail Fund, LLC	Chatham Ridge	Chicago	IL	175,300	50.0%	8,247	7,500
12/23/04	IN Retail Fund, LLC	Randall Square	Geneva	IL	216,485	50.0%	8,712	8,250
04/01/05	IN Retail Fund, LLC	Thatcher Woods	River Grove	IL	188,213	50.0%	4,893	6,750
06/01/05	IN Retail Fund, LLC	Forest Lake Marketplace	Forest Lake	MN	93,853	50.0%	3,379	4,250
06/30/05	IN Retail Fund, LLC	Orland Park Place	Orland Park	IL	599,672	50.0%	(1,056)	16,192
09/01/05	IN Retail Fund, LLC	Mapleview Shopping Center	Grayslake	IL	114,804	50.0%	(217)	6,997
09/01/05	IN Retail Fund, LLC	Regal Showplace	Crystal Lake	IL	96,935	50.0%	555	4,797
02/15/06	IN Retail Fund, LLC	Algonquin Commons	Algonquin	IL	540,140	50.0%	6,401	46,811
09/07/06	IN Retail Fund, LLC	Greentree	Caledonia	WI	169,268	50.0%	3,907	3,300
09/07/06	IN Retail Fund, LLC	Ravinia Plaza	Orland Park	IL	101,384	50.0%	3,912	5,754
					2,825,571		$ 56,647	$ 133,606

Debt Schedule

Mortgagee	Rate / Type	Maturity	Balance
Allstate	4.84% Fixed	January 2010	$ 11,800
Allstate	5.63% Fixed	March 2011	8,510
Allstate	5.21% Fixed	May 2012	8,200
Allstate	5.86% Fixed	March 2015	8,500
Bank of America	4.94% Fixed	April 2012	17,500
Bank of America	4.94% Fixed	April 2012	15,000
Bear Stearns	5.35% Fixed	December 2011	16,500
John Hancock Life Ins.	5.83% Fixed	February 2015	13,500
Lehman Brothers	5.58% Fixed	April 2013	13,387
NLI Commercial Mortgage	5.29% Fixed	December 2012	6,600
Principal	6.08% Fixed	October 2013	11,508
Wachovia Securities	5.66% Fixed	April 2013	2,629
Wachovia Securities	5.93% Fixed	April 2013	7,572
Wells Fargo	7.56% Fixed	July 2011	32,385
Wells Fargo	5.45% Fixed	November 2014	73,625
Wells Fargo	5.24% Fixed	November 2014	19,997
Total / Weighted Average	5.67%Fixed		$ 267,213

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Development Joint Venture with TMK Development

Date	Entity	Property	City	State	Acres	IRC Profit Sharing %	IRC Investment	IRC Share of Debt
01/5/06	TMK/Inland Aurora	Savannah Crossing	Aurora	IL	14 Acres	40.0%	$ 9,220	$ -

Development Joint Venture with North American Real Estate

Date	Entity	Property	City	State	Acres	IRC Profit Sharing %	IRC Investment	IRC Share of Debt
06/06/06	NARE/Inland North Aurora I	North Aurora Towne Centre I	North Aurora	IL	29 Acres	45.0%	$ 3,951	$ 20,332
08/30/06	NARE/Inland North Aurora II	North Aurora Towne Centre II	North Aurora	IL	20 Acres	45.0%	2,578	4,862
09/10/07	NARE/Inland North Aurora III	North Aurora Towne Centre III	North Aurora	IL	63 Acres	45.0%	2,814	18,074
					112 Acres		$ 9,343	$ 43,268

Debt Schedule

Mortgagee	Rate / Type	Maturity	Balance
Bank of America (a)	3.17% Variable	August 2009	$ 19,342
Bank of America	1.97% Variable	October 2011	4,300
Bank of America (a)	3.47% Variable	March 2009	5,720
Bank of America (a)	4.19% Variable	March 2009	21,776
Total / Weighted Average	3.51%Variable		$ 51,138

Development Joint Venture with Paradise Group

Date	Entity	Property	City	State	Acres	IRC Profit Sharing %	IRC Investment	IRC Share of Debt
02/23/07	PDG/Tuscany Village Venture	Tuscany Village	Clermont	FL	53 Acres	15.0%	$ 6,906	$ -

Debt Schedule

Mortgagee	Rate / Type	Maturity	Balance
Bank of America (a)	3.78% Variable	February 2009	$ 9,052

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Development Joint Venture with Pine Tree Institutional Realty LLC

Date	Entity	Property	City	State	Acres	IRC Profit Sharing %	IRC Investment	IRC Share of Debt
04/02/07	PTI Ft. Wayne, LLC	Orchard Crossing	Ft. Wayne	IN	31 Acres	85%	$ 4,252	$ 15,829
09/26/07	PTI Boise, LLC	Southshore Shopping Center	Boise	ID	7 Acres	85%	1,671	3,071
12/21/07	PTI Westfield, LLC	Lantern Commons	Westfield	IN	64 Acres	85%	6,047	10,200
					102 Acres		$ 11,970	$ 29,100

Debt Schedule

Mortgagee	Rate / Type	Maturity	Balance
Bank of America (a)	3.24% Variable	March 2009	$ 18,622
National City Bank	2.22% Variable	March 2010	3,613
National City Bank (a)	3.19% Variable	March 2009	12,000
Total / Weighted Average	3.11%Variable		$ 34,235

Development Joint Venture with Tucker Development Corporation

Date	Entity	Property	City	State	Acres	IRC Profit Sharing %	IRC Investment	IRC Share of Debt
05/12/07	TDC Inland Lakemoor	Shops at Lakemoor	Lakemoor	IL	74 Acres	48%	$ 7,420	$ 21,568

Debt Schedule

Mortgagee	Rate / Type	Maturity	Balance
Bank of America	1.78% Variable	August 2011	$ 22,008

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Joint Venture with Inland Real Estate Exchange

Date	Entity	Property	City	State	GLA	IRC Profit Sharing %	IRC Investment	IRC Share of Debt
05/15/08	IRC/IREX Venture	Fox Run Square	Naperville	IL	143,512	2.64%	$ 179	$ 350
07/14/08	IRC/IREX Venture	Bank of America	Moosic	PA	300,000	76.50%	15,695	19,288
07/14/08	IRC/IREX Venture	Bank of America	Las Vegas	NV	85,708	76.50%	4,478	11,327
07/14/08	IRC/IREX Venture	Bank of America	Hunt Valley	MD	377,332	83.22%	22,922	35,821
07/14/08	IRC/IREX Venture	Bank of America	Rio Ranch	NM	76,768	83.22%	4,662	6,022
					983,320		$ 47,936	$ 72,808

Debt Schedule

Mortgagee	Rate / Type	Maturity	Balance
Charter One Bank N.A.	5.63% Fixed	June 2013	13,275
Parkway Bank	5.60% Fixed	July 2013	25,213
Parkway Bank	5.60% Fixed	July 2013	14,807
Parkway Bank	5.60% Fixed	July 2013	43,044
Parkway Bank	5.60% Fixed	July 2013	7,236
Total / Weighted Average	5.60% Fixed		$ 103,575

(a) Approximately $90,800 of unconsolidated joint venture mortgages payable mature during 2009. The joint ventures expect to extend or renew these loans at the market terms available when they mature.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Joint Venture Development Summary

Project / Entity	MSA	IRC % Interest(1)	Projected Owned GLA	Projected Total GLA	Percent of Owned GLA Pre-leased / Committed	Total Estimated Project Cost	Net Cost Incurred as of December 31, 2008	Major Tenants and Non-owned Anchors
Savannah Crossing – IL TMK/Inland Aurora Venture LLC	Chicago	40%	34,870	264,870	66.9%	$ 14,300	$ 12,276	Wal-Mart (non-owned) Walgreen’s
North Aurora Towne Centre Phase I (Outlots) – IL NARE/Inland North Aurora Venture LLC	Chicago	45%	78,056	198,056	45.7%	34,400	27,989	Target (non-owned) JC Penney (non-owned) Best Buy La-Z-Boy(non-owned)
North Aurora Towne Centre Phase II – IL NARE/Inland North Aurora Venture II LLC	Chicago	45%	150,416	215,416	-	24,900	8,734	Target (non-owned) JC Penney (non-owned) Ashley Furniture (non-owned)
North Aurora Towne Centre Phase III – IL NARE/Inland North Aurora Venture III LLC	Chicago	45%	100,000	375,000	-	40,700	25,180	Target (non-owned) JC Penney (non-owned)
Tuscany Village – FL Paradise	Orlando	15%	106,145	318,770	-	40,200	16,452	-
Orchard Crossing – IN PTI Ft. Wayne, LLC	Fort Wayne	85%	118,168	258,168	66.8%	26,100	22,595	Target (non-owned), Gordman’s
Southshore Shopping Center – ID PTI Boise, LLC	Boise	85%	91,391	91,391	-	13,600	5,570	-
Shops at Lakemoor - IL TDC Inland Lakemoor LLC	Chicago	48%	275,000	535,000	-	96,000	30,019	-
Lantern Commons PTI Westfield, LLC	Indianapolis	85%	201,000	450,000	-	70,000	20,250	-
Totals/WTD Avg			1,155,046	2,706,671	11.9%	$ 360,200	$ 169,065	

(1) The Company owns the development properties through joint ventures and earns a preferred return and then it’s pro rata share of earnings.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

IREX Joint Venture Property Status

Property	Location	% TIC Ownership	Pro Rata Share of Acquisition Fee	Acquisition Fee Earned for the twelve months ended December 31, 2008	Estimated Annualized Property Management Fee
FMC Technologies (1)	Houston, TX	100%	$ 1,525	$ 19	$ 37
Apria Healthcare (1)	Schaumburg, IL	100%	205	34	16
Delavan Crossing(1)	Delavan, WI	100%	241	241	39
Rainbow Foods (1)	West St. Paul, MN	100%	143	23	9
Greenfield Commons(1)	Aurora, IL	100%	150	150	19
AT&T(1)	Davenport, IA	100%	329	329	28
AT&T(1)	Evansville, IN	100%	450	450	30
AT&T(1)	Joplin, MO	100%	329	329	24
Fox Run Square(1)	Naperville, IL	97%	573	558	87
The University of Phoenix	Merrillville, IN	0%	140	-	11
Bank of America(1) (2)	Moosic, PA	24%	1,416	397	77
Bank of America(1) (2)	Las Vegas, NV	24%	-	-	45
Bank of America(1) (3)	Hunt Valley, MD	17%	1,744	349	131
Bank of America(1) (3)	Rio Rancho, NM	17%	-	-	22
			$ 7,245	$ 2,879	$ 575

(1) These properties are not consolidated because upon the first sale of equity interest through the private placement offerings, the Company accounts for its equity interest under the equity method of accounting.

(2) The TIC interests in the two Bank of America buildings, Moosic, PA and Las Vegas, NV, were sold together as a package. The pro rata share of acquisition fee is $1,416 for both properties.

(3) The TIC interests in the two Bank of America buildings, Hunt Valley, MD and Rio Rancho, NM, were sold together as a package. The pro rata share of acquisition fee is $1,744 for both properties.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures – Balance Sheets

		December 31, 2008	December 31, 2007
Balance Sheet:			
Assets:			
Cash	$	18,790	21,600
Investment in real estate, net		604,340	493,667
Construction in progress		123,764	135,890
Acquired lease intangibles, net		58,876	59,750
Accounts and rents receivable		19,130	13,113
Restricted cash		15,178	8,338
Leasing commissions, net		2,478	850
Loan fees, net		2,125	2,153
Other assets		7,674	6,939
Total assets	$	852,355	742,300
Liabilities:			
Accounts payable and accrued expenses	$	3,706	7,978
Acquired lease intangibles, net		6,647	7,760
Accrued interest		1,666	1,300
Accrued real estate taxes		14,024	12,969
Security and other deposits		561	430
Mortgage payable		487,221	401,667
Prepaid rents and unearned income		6,219	3,863
Other liabilities		15,038	11,983
Total liabilities		535,082	447,950
Equity:			
Inland		154,214	141,447
Other partners		163,059	152,903
Total equity		317,273	294,350
Total liabilities and equity	$	852,355	742,300

Unconsolidated joint ventures had mortgages payable of $487,221 and $401,667 as of December 31, 2008 and December 31, 2007, respectively. The Company’s proportionate share of these loans was $300,350 and $211,742 as of December 31, 2008 and December 31, 2007, respectively.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2008 and 2007
(In thousands except per share and square footage data)

Unconsolidated Joint Ventures – Statements of Operations (unaudited)

	Three months ended December 31, 2008	Three months ended December 31, 2007	Twelve months ended December 31, 2008	Twelve months ended December 31, 2007
Revenues:				
Rental income	$ 12,557	12,506	45,257	44,683
Tenant recoveries	5,394	3,414	19,659	17,700
Other property income	235	50	5,822	899
Total revenues	18,186	15,970	70,738	63,282
Expenses:				
Property operating expenses	4,417	2,927	13,111	10,000
Real estate tax expense	3,429	1,943	13,855	13,278
Depreciation and amortization	6,676	5,721	23,077	21,216
General and administrative expenses	46	38	202	137
Total expenses	14,568	10,629	50,245	44,631
Operating income	3,618	5,341	20,493	18,651
Other income	682	901	4,306	5,856
Interest expense	(6,630)	(4,602)	(19,596)	(16,188)
Income from continuing operations	$ (2,330)	1,640	5,203	8,319
IRC's pro rata share	$ (721)	960	3,633	4,831

Property List

As of December 31, 2008, we owned 125 investment properties, comprised of 28 single-user retail properties, 57 Neighborhood Retail Centers, 16 Community Centers, and 24 Power Centers. These investment properties are located in the states of Florida (1), Illinois (75), Indiana (7), Michigan (1), Minnesota (29), Missouri (1), Nebraska (1), Ohio (3), Tennessee (1) and Wisconsin (6). Tenants of the investment properties are responsible for the payment of some or all of the real estate taxes, insurance and common area maintenance.

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Single-User					
Bally's Total Fitness St. Paul, MN	43,000	09/99	1998	100%	Bally's Total Fitness
Carmax Schaumburg, IL	93,333	12/98	1998	100%	Carmax
Carmax Tinley Park, IL	94,518	12/98	1998	100%	Carmax
Circuit City Traverse City, MI	21,337	01/99	1998	0%	None
Cub Foods Arden Hills, MN	68,442	03/04	2003	100%	Cub Foods
Cub Foods Buffalo Grove, IL	56,192	06/99	1999	100%	Cub Foods
Cub Foods Hutchinson, MN	60,208	01/03	1999	100%	Cub Foods (b)
Cub Foods Indianapolis, IN	67,541	03/99	1991	100%	Cub Foods (b)
Cub Foods Plymouth, MN	67,510	03/99	1991	100%	Cub Foods
Disney Celebration, FL	166,131	07/02	1995	100%	Walt Disney World
Dominick's Countryside, IL	62,344	12/97	1975 / 2001	100%	Dominick's Finer Foods
Dominick's Glendale Heights, IL	68,879	09/97	1997	100%	Dominick's Finer Foods (b)
Dominick's Hammond, IN	71,313	05/99	1999	100%	Food 4 Less
Dominick's Schaumburg, IL	71,400	05/97	1996	100%	Dominick's Finer Foods
Eckerd Drug Store Chattanooga, TN	10,908	05/02	1999	100%	Eckerd Drug Store
Hammond Mills f/k/a Hollywood Video Hammond, IN	7,488	12/98	1998	100%	None

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Single-User					
Home Goods Store Coon Rapids, MN	25,145	10/05	2005	100%	Home Goods
Homewood Plaza Homewood, IL	19,000	02/98	1993	100%	Office Depot
Michael's Coon Rapids, MN	24,240	07/02	2001	100%	Michael's
PetsMart Gurnee, IL	25,692	04/01	1997	100%	PetsMart
Pic 'N Save Waupaca, WI	63,780	03/06	2002	100%	Pic 'N Save
Riverdale Commons Outlot Coon Rapids, MN	6,566	03/00	1999	100%	None
Spingbrook Market West Chicago, IL	78,158	01/98	1990	100%	Springbrook Market
Staples Freeport, IL	24,049	12/98	1998	100%	Staples
The University of Phoenix Merrillville, IN	18,018	05/08	2006	100%	The University of Phoenix
Tweeter Home Entertainment Schaumburg, IL	9,988	09/99	1998	0%	None
Verizon Joliet, IL	4,504	05/97	1995	100%	None
Walgreens Jennings, MO	15,120	10/02	1996	100%	Walgreen's (c)
Neighborhood Retail Centers					
22nd Street Plaza Outlot Oakbrook Terrace, IL	9,970	11/97	1985/2004	100%	None
Aurora Commons Aurora, IL	126,908	01/97	1988	94%	Jewel Food Stores
Berwyn Plaza Berwyn, IL	18,138	05/98	1983	100%	Justice Produce
Big Lake Town Square Big Lake, MN	67,858	01/06	2005	94%	Coborn's Super Store
Brunswick Market Center Brunswick, OH	119,540	12/02	1997 / 1998	98%	Buehler's Food Markets
Butera Market Naperville, IL	67,632	03/95	1991	99%	Butera Finer Foods

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Neighborhood Retail Centers					
Byerly's Burnsville Burnsville, MN	72,339	09/99	1988	100%	Byerly's Food Store Erik's Bike Shop
Caton Crossing Plainfield, IL	83,792	06/03	1998	93%	Strack & Van Til
Cliff Lake Centre Eagan, MN	73,582	09/99	1988	87%	None
Downers Grove Market Downers Grove, IL	104,449	03/98	1998	97%	Dominick's Finer Foods
Eastgate Shopping Ctr Lombard, IL	131,601	07/98	1959 / 2000	79%	Schroeder's Ace Hardware Illinois State of Secretary
Edinburgh Festival Brooklyn Park, MN	91,536	10/98	1997	93%	Knowlan's Super Market
Elmhurst City Center Elmhurst, IL	39,090	02/98	1994	100%	Walgreen's (c)
Gateway Square Hinsdale, IL	40,170	03/99	1985	97%	None
Golf Road Shopping Center Niles, IL	26,109	04/97	1982	86%	None
Grand and Hunt Club Gurnee, IL	21,222	12/96	1996	100%	None
Hartford Plaza Naperville, IL	43,762	09/95	1995	100%	The Tile Shop
Hawthorn Village Vernon Hills, IL	98,806	08/96	1979	99%	Dominick's Finer Foods Deal's
Hickory Creek Marketplace Frankfort, IL	55,831	08/99	1999	97%	None
Iroquois Center Naperville, IL	140,981	12/97	1983	96%	Sears Logistics Services Planet Fitness Xilin Big Lots
Mallard Crossing Elk Grove Village, IL	82,929	05/97	1993	91%	Food 4 Less
Maple Grove Retail Maple Grove, MN	79,130	09/99	1998	97%	Rainbow
Medina Marketplace Medina, OH	72,781	12/02	1956 / 1999	98%	Giant Eagle, Inc

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Neighborhood Retail Centers					
Montgomery Plaza f/k/a Goodyear Montgomery, IL	12,903	09/95	1991	51%	None
Mundelein Plaza Mundelein, IL	16,803	03/96	1990	90%	None
Nantucket Square Schaumburg, IL	56,981	09/95	1980	85%	Go Play
Northgate Center Sheboygan, WI	73,647	04/05	2003	98%	Piggly Wiggly
Oak Forest Commons Oak Forest, IL	108,330	03/98	1998	95%	Food 4 Less Murray's Discount Auto
Oak Forest Commons Ph III Oak Forest, IL	7,424	06/99	1999	0%	None
Oak Lawn Town Center Oak Lawn, IL	12,506	06/99	1999	100%	None
Orland Greens Orland Park, IL	45,031	09/98	1984	90%	Shoe Carnival Dollar Tree
Orland Park Retail Orland Park, IL	8,500	02/98	1997	80%	None
Park Square Brooklyn Park, MN	137,109	08/02	1986 / 1988	87%	Fashion Bug Rainbow
Park St. Clair Schaumburg, IL	11,859	12/96	1994	35%	None
Plymouth Collection Plymouth, MN	40,815	01/99	1999	100%	Golf Galaxy
Quarry Outlot Hodgkins, IL	9,650	12/96	1996	100%	None
River Square Naperville, IL	58,260	06/97	1988	86%	None
Riverplace Center Noblesville, IN	74,414	11/98	1992	96%	Kroger Fashion Bug
Rose Plaza Elmwood Park, IL	24,204	11/98	1997	100%	Binny's
Rose Plaza East Naperville, IL	11,658	01/00	1999	86%	None
Rose Plaza West Naperville, IL	14,335	09/99	1997	71%	None
Schaumburg Plaza Schaumburg, IL	61,485	06/98	1994	94%	Sears Hardware

43

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Neighborhood Retail Centers					
Shannon Square Shoppes Arden Hills, MN	29,196	06/04	2003	100%	None
Shingle Creek Brooklyn Center, MN	39,456	09/99	1986	97%	None
Shops at Coopers Grove Country Club Hills, IL	72,518	01/98	1991	20%	None
Six Corners Chicago, IL	80,650	10/96	1966/2005	95%	Bally Total Fitness Office Depot
St. James Crossing Westmont, IL	49,994	03/98	1990	100%	None
Stuart's Crossing St. Charles, IL	85,529	08/98	1999	93%	Jewel Food Stores
Townes Crossing Oswego, IL	105,989	08/02	1988	97%	Jewel Food Stores
V. Richard's Plaza Brookfield, WI	107,952	02/99	1985	96%	V. Richards Market Guitar Center Hooters of America
Wauconda Crossing Wauconda, IL	90,290	09/06	1997	99%	Dominick's Finer Foods (b) Walgreen's
Wauconda Shopping Ctr Wauconda, IL	34,137	05/98	1988	84%	Dollar Tree
Westriver Crossing Joliet, IL	32,452	08/99	1999	79%	None
Western & Howard Chicago, IL	11,974	04/98	1985	100%	None
Winnetka Commons New Hope, MN	42,415	07/98	1990	91%	Frattalone's Hardware
Wisner/Milwaukee Plaza Chicago, IL	14,426	02/98	1994	100%	None
Woodland Heights Streamwood, IL	120,436	06/98	1956/1997	88%	Jewel Food Stores U.S. Postal Service
Community Centers					
Apache Shoppes Rochester, MN	60,780	12/06	2005/2006	56%	Cost Plus World Market
Bergen Plaza Oakdale, MN	262,720	04/98	1978	90%	K-Mart Rainbow Dollar Tree

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Community Centers					
Bohl Farm Marketplace Crystal Lake, IL	97,287	12/00	2000	65%	Dress Barn Barnes & Noble
Burnsville Crossing Burnsville, MN	97,310	09/99	1989	89%	Schneiderman's Furniture PetsMart
Chestnut Court Darien, IL	170,027	03/98	1987	67%	Office Depot Powerhouse Gym Loyola Medical Center Factory Card Outlet
Four Flaggs Annex Niles, IL	21,425	11/02	1973 / 2001	100%	Factory Card Outlet
Four Flaggs Niles, IL	306,661	11/02	1973 / 1998	89%	Ashley Furniture Jewel Food Stores Global Rehabilitation Sweet Home Furniture JoAnn Fabrics Office Depot PetsMart
Lake Park Plaza Michigan City, IN	229,639	02/98	1990	91%	Wal-Mart Jo Ann Fabrics Hobby Lobby Factory Card Outlet
Park Center Tinley Park, IL	194,599	12/98	1988	90%	Central Grocers Bally's Total Fitness The Furniture Box Chuck E. Cheese Old Country Buffet
Quarry Retail Minneapolis, MN	281,648	09/99	1997	99%	Home Depot Rainbow PetsMart Office Max Old Navy Party City
Skokie Fashion Square Skokie, IL	84,580	12/97	1984	80%	Office Depot
Skokie Fashion Square II Skokie, IL	7,151	11/04	1984	100%	None
Springboro Plaza Springboro, OH	154,034	11/98	1992	100%	K-Mart Kroger
Two Rivers Plaza Bolingbrook, IL	57,900	10/98	1994	100%	Marshall's Factory Card Outlet
Village Ten Coon Rapids, MN	211,472	08/03	2002	97%	Lifetime Fitness Cub Foods Dollar Tree Stores

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Community Centers					
Woodland Commons Buffalo Grove, IL	170,122	02/99	1991	95%	Dominick's Finer Foods Jewish Community Center
Power Centers					
Baytowne Shoppes/Square Champaign, IL	118,542	02/99	1993	93%	Staples PetsMart Famous Footwear Factory Card Outlet
Crystal Point Crystal Lake, IL	339,898	07/04	1976/1998	99%	Best Buy K-Mart Bed, Bath & Beyond The Sports Authority Cost Plus Borders Books Office Depot
Deer Trace Kohler, WI	149,881	07/02	2000	98%	Elder Beerman TJ Maxx Michael's Dollar Tree
Deer Trace II Kohler, WI	24,410	08/04	2003/2004	100%	None
Joliet Commons Joliet, IL	158,922	10/98	1995	100%	Cinemark PetsMart Barnes & Noble Christmas Outlet Old Navy MC Sports Old Country Buffet
Joliet Commons Ph II Joliet, IL	40,395	02/00	1999	100%	Office Max
Lansing Square Lansing, IL	233,508	12/96	1991	87%	Sam's Club Bargain Books Sweet Home Furniture
Mankato Heights Mankato, MN	155,173	04/03	2002	100%	TJ Maxx Michael's Old Navy Pier One Petco Famous Footwear
Maple Park Place Bolingbrook, IL	218,762	01/97	1992/2004	100%	Powerhouse Gym Office Depot Jo Ann Fabrics Sportmart Best Buy

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Power Centers					
Naper West (includes Phase II) Naperville, IL	214,812	12/97	1985	96%	Barrett's Home Theater Store Lifestyles by Interiors, Etc JoAnn Fabrics Sweet Home Furniture
Park Avenue Centre Highland Park, IL	64,943	06/97	1996/2005	100%	Staples Sam's Wine & Spirits TREK Bicycle Store
Park Place Plaza St. Louis Park, MN	84,999	09/99	1997/2006	100%	Office Max PetsMart
Pine Tree Plaza Janesville, WI	187,413	10/99	1998	100%	Gander Mountain TJ Maxx Staples Michaels Stores Old Navy LLC Petco Famous Footwear
Riverdale Commons Coon Rapids, MN	175,802	09/99	1998	99%	Rainbow The Sports Authority Office Max Petco Party City
Rivertree Court Vernon Hills, IL	298,862	07/97	1988	98%	Best Buy Kerasotes Theaters Office Depot TJ Maxx PetsMart Michaels Stores Ulta Salon Old Country Buffet Harlem Furniture
Rochester Marketplace Rochester, MN	70,213	09/03	2001 / 2003	97%	Staples PetsMart
Salem Square Countryside, IL	112,310	08/96	1973 / 1985	97%	TJ Maxx Marshall's
Schaumburg Promenade Schaumburg, IL	91,831	12/99	1999	93%	High Five Pier 1 Imports DSW Shoe Warehouse
Shakopee Valley Marketplace Shakopee, MN	146,430	12/02	2000 / 2001	100%	Kohl's Office Max
Shakopee Outlot Shakopee, MN	12,285	03/06	2007	100%	None

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Power Centers					
Shoppes at Grayhawk Omaha, NE	221,000	02/06	2001/2004	93%	Lowe's Michael's
Shops at Orchard Place Skokie, IL	165,141	12/02	2000	97%	Best Buy DSW Shoe Warehouse Ulta Salon Pier 1 Imports Petco Walter E Smithe Factory Card Outlet
University Crossing Mishawaka, IN	111,651	10/03	2003	82%	Marshall's Petco Dollar Tree Stores Pier One Imports
Woodfield Plaza Schaumburg, IL	177,160	01/98	1992	78%	Kohl's Barnes & Noble Buy Buy Baby Joseph A. Banks Clothiers
Total	10,697,986			93%	

As of December 31, 2008, we owned 19 investment properties through our joint ventures, comprised of 4 Single User, 8 Neighborhood Retail Centers, 3 Community Centers, 1 Lifestyle Center, and 3 Power Centers. These investment properties are located in the states of Illinois (13), Maryland (1), Minnesota (1), Nevada (1), New Mexico (1), Pennsylvania (1) and Wisconsin (1). Tenants of the investment properties are responsible for the payment of some or all of the real estate taxes, insurance and common area maintenance.

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Single User					
Bank of America Hunt Valley, MD	377,332	07/08	1972/1997	100%	Bank of America
Bank of America Las Vegas, NV	85,708	07/08	1995	100%	Bank of America
Bank of America Rio Rancho, NM	76,768	07/08	1996	100%	Bank of America
Bank of America Moosic, PA	300,000	07/08	1995	100%	Bank of America
Neighborhood Retail Centers					
Cobbler Crossing Elgin, IL	102,643	05/97	1993	89%	Jewel Food Stores
Forest Lake Marketplace Forest Lake, MN	93,853	09/02	2001	100%	MGM Liquor Warehouse Cub Foods

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Neighborhood Retail Centers					
Fox Run Square Naperville, IL	143,512	01/08	1986	100%	Dominick's Finer Foods Ace Hardware
Mapleview Grayslake, IL	114,804	03/05	2000	96%	Jewel Food Stores
Marketplace at 6 Corners Chicago, IL	117,000	11/98	1997	100%	Jewel Food Store Marshall's Dept. Store
Ravinia Plaza Orland Park, IL	101,384	11/06	1990	98%	Borders Pier 1 Imports House of Brides
Regal Showplace Crystal Lake, IL	96,935	03/05	1998	95%	Regal Cinemas
The Shoppes of Mill Creek Palos Park, IL	102,422	03/98	1989	98%	Jewel Food Store
Community Centers					
Chatham Ridge Chicago, IL	175,300	02/00	1999	63%	Food 4 Less Marshall's Dept. Store Bally Total Fitness
Greentree Centre & Outlot Caledonia, WI	169,268	02/05	1990/1993	97%	Pic n Save K-Mart
Thatcher Woods Center River Grove, IL	188,213	04/02	1969/1999	91%	Walgreen's A.J. Wright Hanging Garden Banquet Binny's Beverage Depot Dominick's Finer Foods
Lifestyle Centers					
Algonquin Commons Algonquin, IL	540,140	02/06	2004/2005	87%	Circuit City PetsMart Office Max Border's Pottery Barn Old Navy DSW Warehouse Spirit Halloween Dick's Sporting Goods Trader Joe's Ulta

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Power Center					
Orland Park Place Orland Park, IL	599,672	04/05	1980/1999	98%	K & G Superstore Old Navy Cost Plus World Market Stein Mart Tiger Direct Barnes & Noble DSW Shoe Warehouse Bed, Bath & Beyond Sports Authority Binny's Beverage Depot Filene's Basement Office Depot Nordstrom Rack Dick's Sporting Goods Marshall's
Randall Square Geneva, IL	216,485	05/99	1999	99%	Marshall's Dept. Store Bed, Bath & Beyond Old Navy Factory Card Outlet Shoe Carnival PetsMart Michaels Stores
Woodfield Commons E/W Schaumburg, IL	207,452	10/98	1973, 1975 1997	70%	Toys R Us Luna Carpets Discovery Clothing Harlem Furniture REI
Total	3,808,891			93%	
Total /Weighted Average	14,506,877			93%	

(a) Anchor tenants are defined as any tenant occupying 10,000 or more square feet. The trade name is used which may be different than the tenant name on the lease.

(b) We continue to receive rent from tenants who have vacated but are still obligated under their lease terms. These tenants continue to pay an amount equal to the contractual obligations under their lease.

(c) Beginning with the earlier date listed, pursuant to the terms of the lease, the tenant has a right to terminate prior to the lease expiration date.